Exhibit 99.1

Disappearance of Decompensated Liver Cirrhosis Episodes After Treatment with Can-Fite’s Namodenoson

Liver cirrhosis treatment market is estimated to reach approximately $15 billion in the U.S. by 2030

Ramat Gan, Israel, Feb. 18, 2025 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced a significant clinical development: the disappearance of episodes of decompensated liver cirrhosis following treatment with Namodenoson under a compassionate use program. Decompensated liver cirrhosis, an advanced stage of cirrhosis often associated with liver failure, currently has no approved therapeutic options other than liver transplantation.

At 20 months into treatment, the patient reports notable improvements in symptoms related to the disease, such as fatigue and edema. Prior to starting Namodenoson, the patient had experienced an episode of esophageal variceal bleeding, but no further gastrointestinal bleeding episodes have occurred since beginning therapy. Additionally, moderate ascites that were present before treatment have gradually resolved, with the patient now off diuretics for over a year. Liver stiffness, measured repeatedly during the course of treatment, shows a mean decline compared to levels recorded before therapy began. Importantly, elevated globulin levels – a marker of advanced liver disease – have also started to decrease.

Dr. Ohad Etzion, Chief of Gastrointestinal and Liver Diseases at Soroka Medical Center in Israel, commented, “The patient’s positive response to Namodenoson is extremely encouraging. We currently have very limited options for treating patients with decompensated liver disease beyond liver transplantation. Unfortunately, due to a shortage of donor organs, many patients die while waiting for a transplant. Namodenoson may offer a potential solution by stabilizing the disease and providing patients with precious time until a transplant becomes available.”

In 2017, an estimated 10.6 million people globally were affected by decompensated cirrhosis, and the available treatment options remain scarce, especially for patients who have reached the advanced stages of the disease. Highlighting the urgent need for new therapies, the American Liver Foundation has stated that there are more patients in need of a liver transplant than available organs, with some patients waiting over five years for a transplant. The U.S. market for liver cirrhosis treatment is projected to grow to approximately $15 billion by 2030.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase III trial for advanced liver cancer, a Phase IIb trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH), and in a Phase IIa study in pancreatic cancer. A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion-dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114